Mail Stop 3561

August 15, 2006

Bradley J. Moynes, President
Black Diamond Holdings Corporation
595 Hornby Street, Suite 600
Vancover, BC, Canada, V6C 2E8

> **Re:** **Black Diamond Holdings Corporation**
> **Registration Statement on Form 20-F**
> **Filed July 21, 2006**
> **File No. 0-52145**

Dear Mr. Moynes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Selected Financial Data, page 5

2. Revise to provide the required five years of financial information. We note the financial statements are available on your website. See Item 3.A. of Form 20-F.

3. We note you do not believe you need to disclose exchange rates because of the fact that you have done all of your business in Canada for the past three years. Please advise us of the exception upon which you are relying or revise to provide all of the disclosure required by Item 3.A.3. of Form 20-F.

Capitalization and Indebtedness, page 6

4. We note the 1,592,776 units issued on April 28, 2006 and the 50,000 shares issued on April 20, 2006. Please advise or revise as appropriate to clearly identify the share issuances that resulted in shares as adjusted of 12,447,223. We refer you to note 14 on page 16 of the financial statements. Also please parenthetically disclose in the table or include an explanatory footnote that describes whether any capitalization is secured, unsecured, guaranteed and ungauranteed.

History and Development of the Company, page 11

5. Please revise to include your legal and commercial name.

6. Please revise to include a description, including the amount invested, of your principal capital expenditures and divestitures since the beginning of your last three financial years to the date of your filing. Also, please include information concerning any principal capital expenditures and divestitures currently in progress and the form of financing.

Overview, page 11

7. Please revise your disclosure to include a discussion of any seasonality the effects your business.

Business in Canada, page 11

8. Please clarify and disclose if Black Diamond Importers, Inc. continues to be a continuing operating subsidiary. We note you disclose the Canadian import and distribution business was winding down in 2004 and 2005. Please disclose the quantitative and qualitative impact that exiting the Canadian import and distribution business has had and is expected to have on your continuing operating results and liquidity.

9. Please disclose whether you continue to import or distribute Zone Vodka, Redrum or any of the other products disclosed in this filing. If you do not continue to import and distribute these products after winding down the Canadian import and distribution business please revise your disclosures to list the products you continue to sell and products you discontinued, as applicable.

Business in the United States, page 13

10. We note your disclosure concerning United States federal regulation of your business. Please expand your disclosure to include any state regulation of your business.

Operating Results, page 16

11. We note that you had a large increase in sales from 2003 to 2004 and then a down swing in 2005. We further note that your explanation for these swings is that in 2004 you placed a "significant emphasis" on the Canadian market. Please augment your disclosure to provide a fuller explanation for your sales swings and your "significant emphasis" on the Canadian market.

12. For the periods presented please supplement your discussion to quantify the amount of revenue, gross profit and operating results the Canadian operations contributed to the consolidated operations and the anticipated effect the absence of Canadian operations is expected to have on your continuing operations.

13. Please include a discussion that explains the underlying increases in management fees and advertising and promotional expense. In 2005 we notice these expenses had year over prior year increases of approximately 84% and 242%, respectively.

Tabular disclosure of contractual obligations

14. Please provide the disclosure required by Item 5.F.1 of Form 20-F. If you have no contractual obligations, please state that fact.

Summary Compensation Table, page 18

15. Please advise or revise your table to include $20,000 salaries in 2004 for Mr. Bradley J. and James Robert Moynes.

Management Agreement, page 19

16. Please disclose how you accounted for the compensation waived by the officers. Please clarify whether the compensation was earned and expensed with payment waived and advise us of the basis for your accounting.

Related Party Transactions, page 20

    17. Please update your disclosure to include all of the transactions included in your related party footnote. See Note 10.

Share Capital, page 22

    18. Please provide the information concerning your share capital required by Item 10.A. of Form 20-F.

Description of Securities Other Than Equity Securities, page 29

    19. Please tell us why you have not disclosed the material terms and provisions for the outstanding warrants disclosed in note eight or please revise your filing to include the required disclosures. See Item 12.B. of Form 20-F.

Signature, page 30

    20. The language above your officers' signature indicated that you are executing your annual report rather than a registration statement. Please revise or advise.

Consolidated Financial Statements, page 1

Consolidated Balance Sheets, page 5

    21. Please either parenthetically disclose, or state in a note, the amount of the allowance for doubtful accounts as of your balance sheet dates. Also add a policy note that describes how management estimates its allowance and if receivables are stated at their net realizable values.

    22. Please advise or revise the liability captions to include the term related party, as applicable. We refer you to the promissory note and payable to Paseo Investments, Ltd.

    23. Please add a line item caption to correspond with the footnote on commitments. See Rule 5-02.25 of Regulation S-X.

Consolidated Statement of Operations and Deficit, page 6

24. Please revise your statement to classify the inventory write down and all other administrative expenses within operating expenses before the subtotal operating loss.

25. Please disclose the amounts you have incurred for vendor rebates, discounts and sales allowances in the periods presented. Please disclose where these amounts are presented, as applicable.

26. Please include a cost of sales policy note that discloses the classification of freight charges, purchasing and receiving costs, warehousing costs, distribution costs, excise taxes and shipping and handling costs. If you currently exclude a portion of these costs from cost of sales please disclose the amounts and line items within which they are presented for each period presented.

Consolidated Statements of Cash Flows, page 7

27. Please disclose the underlying economic event that lead to recording the unrealized foreign exchange gain and where the transaction is classified within your consolidated balance sheets and statements of operations and deficit. Please revise or tell us why you do not present comprehensive income in one of the prescribed formats. See SFAS No. 130.

28. Please revise the non-cash description for the changes in working capital accounts if they are not truly non-cash activities as defined in paragraph 32 of SFAS No. 95. Please also revise the non-cash reference in note 13, as applicable.

Notes to the Consolidated Financial Statements, page 8

29. Tell us how you determined that aggregating the Canadian distribution business and United States marketing business was appropriate in accordance with paragraph 17 of SFAS No. 131. Please focus your response on the similarity of the economic characteristics and the regulatory environment of the two businesses. Please also provide us quantitative support for your assertions such as historical sales, margin and operating profit figures. We will presume the products sold to customers are similar. Please disclose the geographic information required for the country of domicile and all other countries as required in paragraph 38 of SFAS No. 131.

Note 2 – Significant Accounting Policies, page 8

30. Please include accounting policies for comprehensive income, advertising costs, vendor rebates, promotional allowances, segment information, inventory costing and concentration risks as applicable.

Revenue Recognition, page 10

31. Please tell us why you recognize revenue at the point of shipment rather than when a customer receives and accepts a shipment. We would expect revenue to be deferred until some point after you ship products. In your response please tell us if customer acceptance provisions are contractually based or otherwise and if the arrangements contain any right of return provisions, specifically as it relates to customer-specified objective criteria. If customer return provisions exist, please tell us how this impacts your revenue recognition, if at all, and expand your policy note to discuss existing return provisions, as applicable.

Note 5 – Property and Equipment, page 11

32. Please disclose the amount of depreciation expense for each year of operation as well as your policy for improvements, repairs and maintenance expense.

Note 8 – Share Capital, page 12

Share Purchase Warrants, page 13

33. Please disclose the pertinent rights and privileges of the outstanding warrants. See paragraphs 2 and 4 of SFAS No. 129.

Note 10 – Related Party Transactions, page 13

34. Please update the disclosure to include all of related party transactions occurring within the periods presented. We note the consulting agreement with Cameron & Associates and the purchase of Liberty Wines. Also include a description of each transaction so as to understand the effects of the transactions on the financial statements.

Note 11 – Commitment, page 13

35. Please update your disclosure to discuss the relevant terms and provisions of the executive compensation agreements recently executed on January 1, 2006. Also please clarify the disclosure to state the annual compensation amount payable to each executive as well as the amounts paid and unpaid as of the balance sheet dates.

Item 19. Exhibits, page 30

36. Please include a reference to your financial statements as exhibit 99.1 in the exhibit index.

37. Please file the Cameron & Associates business consulting agreement, Liberty Valley acquisition agreement, the warrant agreements and the 2003 management consulting agreements listed in footnote eleven.

38. Please file a consent for your chartered accounting firm. See Item 10.G of Form 20-F.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Stephen E. Rounds, Esq.
      (307) 857-0319